Corporate Offices
PO Box 990
Minneapolis, MN 55440

Stuart D. McFarland, Esq.

Phone: (952) 828-4569

Fax: (952) 828-4403

E-Mail: stuart.d.mcfarland@supervalu.com

September 26, 2014

Mr. Jarrett Torno

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             SUPERVALU INC.

Form 10-K for the Fiscal Year Ended February 22, 2014

Filed April 23, 2014

File No. 001-05418

Dear Mr. Torno:

This letter is in response to the letter from Jennifer Thompson to Sam Duncan dated September 22, 2014 regarding comments to SUPERVALU INC.’s Form 10-K for the fiscal year ended February 22, 2014.  As we discussed, you have authorized an extension of our response to October 17, 2014 and we intend to respond on or before such date.

Very truly yours,

SUPERVALU INC.

/s/ Stuart D. McFarland

Stuart D. McFarland
Vice President, Associate General Counsel
and Asst. Corporate Secretary